UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria Cresud Inc.
(Name of Issuer)
Common Stock, Par Value 1.00 Peso per Share
(Title of class of securities)
226406106
(CUSIP number)

Joseph A. Orlando

Vice President and Chief Financial Officer

Leucadia National Corporation

315 Park Avenue South

New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
October 24, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 226406106	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	44,855,657*
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	44,855,657*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		44,855,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.8%*
14	TYPE OF REPORTING PERSON:		CO

_________________________

* Based on amounts deemed to be outstanding as reported in Item 5 hereof.

CUSIP No. 226406106	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	44,855,657*
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	44,855,657*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		44,855,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.8%*
14	TYPE OF REPORTING PERSON:		CO

_________________________

* Based on amounts deemed to be outstanding as reported in Item 5 hereof.

CUSIP No. 226406106	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	44,855,657*
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	44,855,657*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		44,855,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		8.8%*
14	TYPE OF REPORTING PERSON:		CO

_________________________

* Based on amounts deemed to be outstanding as reported in Item 5 hereof.

This Amendment No. 2 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2008, with respect to the common stock, par value 1.00 Peso per share (the “Common Stock”), of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, an Argentine corporation (“Cresud” or the “Company”) as previously amended (the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 24, 2008, Baldwin loaned US$30 million to Inversiones Financieras del Sur S.A. (“IFISA”), a Uruguayan corporation that is the record holder of approximately 32.1% of the outstanding common shares of the Company and is the Company’s largest stockholder. This loan is secured pursuant to a security agreement dated October 24, 2008 by (a) 9,427,826 American Depositary Shares evidenced by American Depositary Receipts, each representing ten shares of common stock of the Company and 72,995,697 subscription warrants to purchase shares of common stock of the Company and certain other securities. The loan matures in 90 days and can be prepaid without penalty by IFISA. The foregoing description of the secured promissory note and security agreement is qualified in its entirety by reference to the complete text of these agreements, which are attached hereto as Exhibit 1 and Exhibit 2 and are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Form of Promissory Note of Inversiones Financieras del Sur S.A. dated October 24, 2008.
EXHIBIT 2	Form of Security Agreement dated as of October 24, 2008 between Inversiones Financieras del Sur S.A. and Baldwin Enterprises, Inc.

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2008

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President and Chief Financial Officer

PHLCORP, INC.

By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando

Name: Joseph A. Orlando

Title: Vice President

6

EXHIBIT INDEX

Exhibit No.

1	Form of Promissory Note of Inversiones Financieras del Sur S.A. dated October 24, 2008.

2	Form of Security Agreement dated as of October 24, 2008 between Inversiones Financieras del Sur S.A. and Baldwin Enterprises, Inc.